EXHIBIT NO. 11

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

	Year Ended December 31, 2002

	Shares	Earnings Per Share

	(In Thousands)

Basic Weighted Average Shares Outstanding	4,485	$1.28

Diluted
Average Shares Outstanding	4,485
Common Stock Equivalents	0

	4,485	$1.28

	Year Ended December 31, 2001

Basic Weighted Average Shares Outstanding	4,422	$1.10

Diluted
Average Shares Outstanding	4,422
Common Stock Equivalents	0

	4,422	$1.10